Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 10, 2018

Via ELECTRONIC MAIL AND FEDERAL EXPRESS

CONFIDENTIAL

Ms. Pamela Long	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83
Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	PlayAGS, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, PlayAGS, Inc., a Nevada corporation (the “Company”), as a supplement to our letter dated January 8, 2018, we hereby provide the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on December 19, 2017. Based on currently available information and market conditions, we expect the preliminary proposed price range to reflect an initial public offering price per share of the Company’s common stock, par value $0.01 per share (the “Shares”), of between [****] and [****] (the “Preliminary Price Range”), with an expected midpoint of the Preliminary Pricing Range of [****], and [****] Shares offered to the public in connection with the offering (or [****] Shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full), after giving effect to the [****]-for-one stock split of all of our outstanding shares of common stock, which will occur after the effectiveness of the Registration Statement and immediately prior to the consummation of the offering.

We also submit as Exhibit A hereto the accompanying changed pages to the Registration Statement, which we expect to include in the Preliminary Prospectus. The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, certain information previously left blank in the Registration Statement that is derived from the Preliminary Price Range, as well as changes to the financial statements derived from the Preliminary Price Range and changes to the section titled “Compensation Discussion and Analysis.”

*    *    *

CONFIDENTIAL TREATMENT REQUESTED BY PLAYAGS, INC.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Victor Gallo, General Counsel, PlayAGS, Inc., 5475 S. Decatur Blv., Ste #100, Las Vegas, Nevada, 89118, telephone (702) 722-6700, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond, Esq.

cc:	Kimo Akiona

PlayAGS, Inc.

Victor Gallo

PlayAGS, Inc.

Christodoulos Kaoutzanis, Esq.

Paul, Weiss, Rifkin, Wharton & Garrison LLP

CONFIDENTIAL TREATMENT REQUESTED

BY PLAYAGS, INC.

Exhibit A

See attached.

CONFIDENTIAL TREATMENT REQUESTED

BY PLAYAGS, INC.

As filed with the Securities and Exchange Commission on January    , 2018

Registration No. 333-222150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PlayAGS, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	7993	46-3698600
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

(702) 722-6700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Lopez

Chief Executive Officer

c/o PlayAGS, Inc.

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

(702) 722-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Victor Gallo General Counsel c/o PlayAGS, Inc. 5475 S. Decatur Blvd., Ste #100 Las Vegas, NV 89118 (702) 722-6700	Michael A. Sherman, Esq. Marc R. Lashbrook, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005-1702 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐ Accelerated filer ☐	Smaller reporting company	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Proposed Offering Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	[****]	[****]	[****]	[****]

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, and includes [****] shares of common stock that the underwriters have an option to purchase. See “Underwriting (Conflicts of Interest).”
(2)	Calculated pursuant to Rule 457(a) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)	The Registrant previously paid $12,450 of the registration fee in connection with prior filings of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January     , 2018

PRELIMINARY PROSPECTUS

[****] Shares

PlayAGS, Inc.

Common Stock

This is the initial public offering of shares of common stock, par value $0.01 per share, of PlayAGS, Inc., a Nevada corporation (the “Issuer”). We are offering [****] shares of common stock.

We expect the public offering price to be between $[****] and $[****] per share. Prior to this offering, no public market exists for the shares. We have applied to list our common stock on the New York Stock Exchange under the symbol “AGS.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. Please see “Prospectus Summary—Implications of being an Emerging Growth Company.” We will also be a “controlled company” under the corporate governance rules for New York Stock Exchange-listed companies and will be exempt from certain corporate governance requirements of the rules. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

Investing in the common stock involves risks that are described in the “Risk Factors ” section beginning on page 22 of this prospectus.

	Per Share	Total
Public offering price	$[****]	$[****]
Underwriting discount(1)	$[****]	$[****]
Proceeds to us, before expenses	$[****]	$[****]

(1)	We refer you to the section “Underwriting (Conflicts of Interest)” of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional [****] shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2018.

Joint Book-Running Managers

Credit Suisse	Deutsche Bank Securities

Jefferies	Macquarie Capital

BofA Merrill Lynch		Citigroup

Nomura	Stifel	SunTrust Robinson
Humphrey

Co-Managers

Roth Capital Partners	Union Gaming	The Williams Capital Group, L.P.
Apollo Global Securities

The date of this prospectus is                     , 2018.

2017. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

We have presented the following preliminary estimated data for the three months ended December 31, 2017:

Three months ended December 31, 2017
	Low	High
(in thousands)
Consolidated Statement of Operations Data:
Total revenue	$	$
Other Financial Data:
EGM adjusted EBITDA	$	$
Table Products adjusted EBITDA	$	$
Interactive adjusted EBITDA	$	$

Three months ended December 31, 2017
Operational and Other Data:
EGM segment
EGM install base
EGM units sold
(in thousands)
Consolidated Balance Sheet Data:
Total Debt	$
Cash and cash equivalents	$

THE REINCORPORATION

On December 13, 2017, we changed our state of incorporation from Delaware to Nevada (the “Reincorporation”). The Reincorporation was unanimously approved by our stockholders. The Reincorporation resulted in a change in our name from AP Gaming Holdco, Inc. to PlayAGS, Inc. The Reincorporation did not result in any change in our capitalization, management, headquarters, business, management, location of offices, assets, liabilities or net worth, other than as a result of the costs incident to the Reincorporation.

THE RECLASSIFICATION

In connection with this offering, and upon receipt of the requisite regulatory approvals, we intend to (i) reclassify PlayAGS’s existing non-voting common stock into a new class of voting common stock, which will be the class of stock investors will receive in this offering, and (ii) cancel the existing class of non-economic voting common stock that is currently held by AP Gaming VoteCo, LLC (“VoteCo”). Concurrently with this reclassification, which we expect to be completed after the effectiveness of the registration statement of which this prospectus forms a part and immediately prior to the consummation of this offering, we intend to effect a [****] for 1 split of PlayAGS’s new voting common stock such that PlayAGS’s then existing stockholders, including Apollo Gaming Holdings, L.P. (“Holdings”) and members of management, will each receive [****] shares of the new voting common stock described above in clause (i) for each share of non-voting common stock they hold at that time. We refer to the foregoing as the “Reclassification.”

The Offering

Issuer	PlayAGS, Inc.

Common stock offered by us	[****] shares (or [****] shares, if the underwriters exercise in full their option to purchase additional shares as described below).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional [****] shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting (Conflicts of Interest).”

Common stock outstanding after giving effect to this offering	[****] shares (or [****] shares if the underwriters exercise their option to purchase additional shares in full) (which does not include [****] vested restricted stock awards, described below).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately [****] million (or approximately [****] million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions, as well as fees and expenses related to the offering, based on an assumed initial offering price of [****] per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use approximately [****] million of the net proceeds of this offering to redeem in full the PIK notes. For a description of the PIK notes, see “Description of Material Indebtedness – PIK Notes.”

The remaining net proceeds, if any, will be used for general corporate purposes. [****]

Controlled company	Upon completion of this offering, the Apollo Group will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of the New York Stock Exchange, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend policy	We do not currently intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”

Listing	We have applied to list our common stock on the New York Stock Exchange under the symbol “AGS.”

Risk Factors	You should read the section titled “Risk Factors” beginning on page 22 of, and the other information included in, this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Conflicts of interest	Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., one of the underwriters in this Offering, owns the aggregate outstanding principal amount of the PIK Notes and, therefore, will receive in excess of 5% of the net proceeds of this Offering, not including underwriting compensation. As a result, Deutsche Bank Securities Inc. is deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Financial Industry Regulation Authority (“Rule 5121”). Therefore, this Offering will be conducted in accordance with Rule 5121, which requires that a qualified independent underwriter (“QIU”) as defined in Rule 5121 participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has agreed to act as QIU for this Offering. Deutsche Bank Securities Inc. will not make sales to discretionary accounts without the prior written consent of the account holder. We have agreed to indemnify against certain liabilities incurred in connection with acting as QIU for this Offering, including liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect. In addition, Apollo Global Securities, LLC, an underwriter of this Offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Financial Industry Regulation Authority. Accordingly, this Offering will be made in compliance with the application provisions of Rule 5121. The appointment of a QIU is not required in connection with the “conflict of interest” with respect to Apollo Global Securities, LLC, as Apollo Global Securities, LLC is not one of the members primarily responsible for managing the Offering. Apollo Global Securities, LLC will not make sales to discretionary accounts with the prior written consent of the account holder. See “Underwriting (Conflicts of Interest)”.

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 3% of the common stock offered by this prospectus for sale to our directors, director nominees, officers and certain of our employees and other persons associated with us. The sales will be made by Fidelity Capital Markets, through a Directed Share Program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on [****] shares of common stock outstanding as of September 30, 2017 and, except as otherwise indicated, all information in this prospectus:

•	assumes the Reclassification has been consummated;

•	assumes an initial public offering price of [****] per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase [****] additional shares of common stock in this offering;

•	does not reflect [****] shares of common stock that may be issued upon the exercise of options and restricted share units outstanding as of the consummation of this offering. See “Shares Eligible for Future Sales”. The following table sets forth our outstanding stock options and restricted share units as of January 31, 2018:

	Number of	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)(1)	[****]	[****]
Unvested stock options (time-based vesting)(1)	[****]	[****]
Unvested performance based stock options (Investor IRR equal to or in excess of 20%)(1)	[****]	[****]
Unvested performance based stock options (Investor IRR equal to or in excess of 25%)(1)	[****]	[****]
Vested Restricted Share Units	[****]	n/a
Unvested Restricted Share Units	[****]	n/a

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of common stock.

•	does not reflect an additional shares of our common stock reserved for future grants under our new equity incentive plan. See “Compensation Discussion and Analysis—2018 Omnibus Incentive Plan” and “Shares Eligible for Future Sales.”

	Year Ended December 31,			Nine Months Ended September 30,		LTM September 30, 2017
(in thousands)	2014	2015	2016	2016	2017
Other expense (income)
Interest expense	17,235	41,642	59,963	44,151	42,380	58,192
Interest income	(42)	(82)	(57)	(51)	(80)	(86)
Loss on extinguishment and modification of debt	—	—	—	—	8,129	8,129
Other expense (income)	573	3,635	7,404	6,314	(4,805)	(3,715)

Loss before income taxes	(26,187)	(74,634)	(84,374)	(66,075)	(31,983)	(50,282)

Income tax benefit (expense)	(2,189)	36,089	3,000	4,935	(4,603)	(6,538)
Net loss	(28,376)	(38,545)	(81,374)	(61,140)	(36,586)	(56,820)
Foreign currency translation adjustment	289	(2,099)	(2,735)	(2,137)	707	109

Total comprehensive loss	$(28,087)	$(40,644)	$(84,109)	$(63,277)	$(35,879)	$(56,711)

Basic and diluted loss per common share(3):
Basic	(2.84)	(2.98)	(5.45)	(4.09)	(2.45)	(3.81)
Diluted	(2.84)	(2.98)	(5.45)	(4.09)	(2.45)	(3.81)
Weighted average common shares outstanding(3):
Basic	10,000	12,918	14,932	14,932	14,932	14,932
Diluted	10,000	12,918	14,932	14,932	14,932	14,932

(1)	Total EGM revenues include the results from Cadillac Jack since the acquisition on May 29, 2015. If the revenue from the Company and Cadillac Jack were combined for all periods presented the combined EGM revenues of the Company and Cadillac Jack would have been $159,157, $152,950, and $156,407 for the years ended December 31, 2014, 2015, and 2016, respectively.
(2)	Exclusive of depreciation and amortization.

(3)	Per share data and average shares outstanding set forth above and in our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus does not give effect to the Reclassification. After giving pro forma effect to the Reclassification, we would have had basic and diluted loss per share of [****] for the year ended December 31, 2014, [****] for the year ended December 31, 2015, [****] for the year ended December 31, 2016, [****] for the nine months ended September 30, 2016, [****] for the nine months ended September 30, 2017 and [****] for the LTM period.

	Year Ended December 31,				Nine Months Ended September 30,		LTM September 30, 2017
(in thousands, except for percentages and operational and other data)	2014		2015	2016	2016	2017
Consolidated Balance Sheet Data (end of period):
Total assets		$256,152	$711,147	$634,092	$648,469	$639,761	$639,761
Total liabilities		192,396	610,610	617,664	611,209	659,212	659,212
Total stockholders’ equity/member’s deficit		63,756	100,537	16,428	37,260	(19,451)	(19,451)
Net Debt(1)		$161,012	$526,513	$554,386	$543,049	$586,611	$586,611

Other Financial Data:(2)
EGM adjusted EBITDA		$40,552	$66,267	$91,729	$68,704	$81,450	$104,475
Interactive adjusted EBITDA		—	(2,518)	(4,727)	(4,071)	(337)	(993)
Table products adjusted EBITDA		(343)	(1,402)	(1,663)	(1,395)	(721)	(989)

Total adjusted EBITDA(3)		$40,209	$62,347	$85,339	$63,238	$80,392	$102,493

EGM adjusted EBITDA margin %(4)		56%	55%	59%	59%	56%	56%
Table products adjusted EBITDA margin %(4)(5)		n/m	n/m	n/m	n/m	n/m	n/m
Interactive adjusted EBITDA %(4)(5)		n/a	n/m	n/m	n/m	n/m	n/m
Total adjusted EBITDA margin %(6)		56%	51%	51%	51%	52%	52%

Operational and Other Data:
EGM segment
Domestic installed base units		8,735	13,139	13,953	13,651	14,544	14,544
International installed base units		—	6,112	6,898	6,457	7,471	7,471

Total installed base units		8,735	19,251	20,851	20,108	22,015	22,015

Domestic revenue per day		$21.23	$24.33	$24.74	$25.19	$25.73	$25.16
International revenue per day		—	9.83	9.23	9.50	8.37	8.40

Total revenue per day		$21.23	$20.93	$19.78	$20.20	$19.86	$19.55

EGM units sold		255	203	465	205	1,868	2,128
Average sales price		$9,497	$16,498	$14,897	14,630	15,835	15,746

Table products segment
Table products installed base, end of period		387	815	1,500	1,205	2,350	2,350
Average monthly lease price		$24	$171	$149	$185	$111	$135

Interactive segment
Average MAU(7)		N/A	158,376	237,782	210,783	190,237	194,430
Average DAU(8)		N/A	29,768	45,909	41,809	37,544	38,280
ARPDAU(9)	$	N/A	$0.35	$0.46	$0.48	$0.58	$0.56

(1)	Net debt is the sum of the principal amount of debt less cash and cash equivalents.

USE OF PROCEEDS

We expect to receive approximately [****] million of net proceeds (based upon the assumed initial public offering price of [****] per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately [****] million.

We intend to use approximately [****] million of the net proceeds from this offering to pay fees and expenses we shall incur in connection with this offering, which shall include underwriting discounts and commissions, legal and accounting fees, SEC and FINRA registration fees, printing expenses and other similar fees and expenses. We intend to use approximately [****] million of the net proceeds of this offering to redeem in full the PIK notes. The PIK notes bear interest at 11.25% per annum and mature on May 20, 2024. They were originally issued on May 29, 2015, at an issue price of 97% of their principal amount. The proceeds from the issuance of the PIK notes were used to pay part of the consideration for the Cadillac Jack acquisition. The PIK notes were amended on May 30, 2017 in connection with the repayment of the Seller Notes. [****]

Deutsche Bank AG owns the aggregate outstanding principal amount of the PIK Notes. As a result, Deutsche Bank AG will receive approximately [****] million of the net proceeds of this Offering, in connection with the redemption of the PIK Notes. As a result, one of the underwriters in this Offering, Deutsche Bank Securities Inc., an affiliate of Deutsche Bank AG, is deemed to have a “conflict of interest” with us within the meaning of Rule 5121. See “Underwriting (Conflicts of Interest)”.

The remaining net proceeds, if any, will be used for general corporate purposes. While we currently have no specific plan for the use of the net proceeds of this offering, we anticipate using a significant portion of these proceeds to implement our growth strategies, generate funds for working capital and opportunistically repay outstanding indebtedness. Our management team will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the net proceeds will depend upon market conditions, among other factors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2017, on:

•	an actual basis;

•	an as-adjusted basis to give effect to the incurrence of the incremental term loans in connection with the acquisition of the Rocket assets, see “Prospectus Summary – Recent Developments;” and

•	a pro forma basis to give effect to this offering and the application the sale [****] of shares of the common stock we are offering at the initial public offering price of [****] per share, which is the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately [****] million. As described under the section “Use of Proceeds,” we expect to use approximately $[****] million of the net proceeds of this offering to redeem in full the PIK notes upon the consummation of this offering. On a pro forma basis as of September 30, 2017, as listed below, we would use $[****] of the net proceeds of this offering to redeem in full the PIK notes and would hold an additional $[****] million of proceeds in pro forma cash and cash equivalents. The pro forma as-adjusted column assumes no exercise by the underwriters of their over-allotment option.

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto.

	As of September 30, 2017
	Actual	As-Adjusted	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents(1)(2)	$10,025	$15,386	[****]

Debt:
Revolving credit facility(2)(3)	$—	$—	[****]
Term loan facility(3)	435,150	500,150	[****]
PIK notes(4)	141,328	141,328	[****]
Equipment long-term note payable and capital leases	3,264	3,264	[****]

Equity:			[****]
Common stock at $0.01 par value; 30,000,100 shares authorized 100 Class A Shares issued and outstanding at September 30, 2017	149	149	—
14,931,529 Class B Shares issued and outstanding at September 30, 2017
Common stock at $0.01 par value; [****] issued and outstanding following the Reclassification and pro forma for this offering			[****]
Additional paid-in capital	177,276	177,276	[****]
Accumulated other comprehensive income (loss)	(3,839)	(3,839)	[****]
Accumulated deficit	(193,037)	(193,037)	[****]
Total stockholders’ equity	(19,451)	(19,451)	[****]

Total capitalization	$560,291	$625,291	[****]

(1)	As of December 31, 2017, the Company’s cash and cash equivalents was $ million.
(2)	[****]

(3)	As of September 30, 2017, the Company’s consolidated senior secured financing included (i) a $448.9 million term loan facility with a maturity date of February 15, 2024 (the “term loan facility”) and (ii) a $30.0 million senior secured revolving credit facility with a maturity date of June 6, 2022, which includes a letter of credit sub-facility and a $5.0 million swingline loan sub-facility (the “revolving credit facility” and together with the term loan facility, the “senior secured credit facilities”). As of September 30, 2017, the Company did not have any letters of credit issued but undrawn under the senior secured credit facilities. On December 6, 2017, AP Gaming I, LLC (the “Borrower”) entered into an incremental assumption agreement that amended new senior secured credit facilities to provide for the incurrence by the Borrower of incremental term loans in an aggregate principal amount of $65.0 million. The net proceeds of the incremental term loans were used to finance the acquisition of Class II electronic gaming machines and related assets operated by Rocket for approximately $57 million (see “Prospectus Summary – Recent Developments”), to pay fees and expenses in connection therewith of approximately $2.6 million and the remaining proceeds will be used for general corporate purposes. The incremental term loans have the same terms as the Borrower’s term loans.

The Company and all of its material wholly owned domestic subsidiaries, subject to certain exceptions, guaranteed the senior secured credit facilities. The Company has pledged its capital stock and substantially all of its assets and those of each subsidiary guarantor, including capital stock of the subsidiary guarantors and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. See “Description of Material Indebtedness—Senior Secured Credit Facilities” for a description of the senior secured credit facilities.

(4)	As of January 31, 2018, the aggregate principal amount of PIK notes outstanding is expected to be [****] million, assuming the PIK notes remain outstanding on such date. The Company intends to use approximately [****] million of the net proceeds of this offering to redeem in full the PIK notes. The redemption of the PIK notes will result in a pro forma reduction of [****] million in annual interest expense for the year ended December 31, 2016 and a reduction of [****] million for the nine month period ended September 30, 2017 on a pro forma basis.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as of September 30, 2017.

Our historical net tangible book value as of September 30, 2017 was $(489.1) million, or $(32.75) per share. Our historical net tangible book value represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding as of September 30, 2017.

Our pro forma net tangible book value (deficit) as of September 30, 2017 was [****] million, or [****] per share of our common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of September 30, 2017, after giving effect to the sale of [****] shares of common stock in this offering at the assumed initial public offering price of [****] per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share		[****]
Historical net tangible book value per share as of September 30, 2017	$(32.75)
Increase per share attributable to the pro forma adjustments described above	[****]

Pro forma net tangible book value per share after this offering		[****]

Dilution in net tangible book value per share		[****]

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share of common stock.

The following table summarizes, as of September 30, 2017, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $17.00 per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	[****]	[****]	[****]	[****]	[****]
Investors in the offering	[****]	[****]	[****]	[****]	[****]

Total	[****]	[****]	[****]	[****]	[****]

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the total average price per share paid by [****] million, [****] million and [****] per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be [****], and the percentage of shares of common stock held by new investors would be [****].

The foregoing tables and calculations are based on [****] shares of our common stock outstanding as of September 30, 2017, and except as otherwise indicated:

•	assumes the Reclassification has been consummated;

•	assumes an initial public offering price of [****] per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase [****] additional shares of common stock in this offering;

•	does not reflect [****] shares of common stock that may be issued upon the exercise of options and restricted share units outstanding as of the consummation of this offering. See “Shares Eligible for Future Sales”. The following table sets forth our outstanding stock options and restricted share units as of January 31, 2018:

	Number of	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)(1)	[****]	[****]
Unvested stock options (time-based vesting)(1)	[****]	[****]
Unvested performance based stock options (Investor IRR equal to or in excess of 20%)(1)	[****]	[****]
Unvested performance based stock options (Investor IRR equal to or in excess of 25%)(1)	[****]	[****]
Vested Restricted Share Units	[****]	n/a
Unvested Restricted Share Units	[****]	n/a

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of common stock.

•	does not reflect an additional shares of our common stock reserved for future grants under our new equity incentive plan. See “Compensation Discussion and Analysis—2018 Omnibus Incentive Plan” and “Shares Eligible for Future Sales.”

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The Company’s goal for its executive compensation program is to utilize a pay-for-performance compensation program that is directly related to achievement of the Company’s financial and strategic objectives. The primary elements of the program, which are discussed in greater detail below, include base salary, annual cash bonus incentives based on performance and long-term equity incentives in the form of stock-based compensation. These elements are designed to: (i) provide compensation opportunities that will allow the Company to attract and retain talented executive officers who are essential to the Company’s success; (ii) provide compensation that rewards both individual and corporate performance and motivates the executive officers to achieve corporate strategic objectives; (iii) reward superior financial and operational performance in a given year, over a sustained period and expectations for the future; (iv) place compensation at risk if performance goals are not achieved; and (v) align the interests of executive officers with the long-term interests of stockholders through stock-based awards.

Summary Compensation Table

The following table discloses compensation for our fiscal years ending December 31, 2016 and 2017 received by Messrs. Lopez, Lee, and Akiona, each of whom was a “named executive officer” during fiscal 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
David Lopez, President, Chief Executive Officer and Secretary	2016	500,000	—		—		530,000	26	$1,030,026

	2017	500,000	—		—		—	11,245	$511,245

Sigmund Lee, Chief Technology Officer	2016	493,077	750,000	(1)	453,000	(3)	265,000	17,684	$1,978,761

	2017	500,000	250,000		—		—	22,908	772,908

Kimo Akiona, Chief Financial Officer and Treasurer	2016	275,000	—		—		145,750	26	$420,776

	2017	280,290	—		—		—	4,329	$284,619

(1)	Represents a one-time cash bonuses of $500,000 in 2016, as well as annual bonuses of $250,000 in each of 2016 and 2017.
(2)	Amounts represent the aggregate grant date fair value of the awards computed in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718 (disregarding any risk of forfeiture assumptions). For a discussion of the relevant valuation assumptions, See Note 11 to the consolidated financial statements included elsewhere in this prospectus.
(3)	Represents [****] options granted on January 18, 2016 to purchase common shares granted pursuant to the Company’s form option award agreement; provided, that these options are time-based only, and are eligible to vest in equal installments of 25% on each of the first four anniversaries of the date of the grant (i.e., January 18, 2017, January 18, 2018, January 18, 2019, and January 18, 2020), subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest.
(4)

Amounts represent annual incentive cash bonuses paid to employees. Employees are eligible to earn annual cash bonuses based on attainment of applicable adjusted EBITDA performance targets. Each bonus plan participant is assigned a bonus payment range expressed as a percentage of base salary. The amount of the cash bonus is then increased or decreased within the applicable range based on over- or under-performance with respect to the performance targets, subject to a minimum achievement level of 80% (85% for 2016) necessary to earn any bonus, a maximum achievement level of 120%, and a target achievement level of 100% (with interpolation of bonus payments between such levels).

For all participants in 2017, an achievement level of 85% will correspond to a payout level of 50% of target, an achievement level of 100% will correspond to a payout level of 100% of target, and an achievement level of 120% will correspond to a payout level of 200% of target. For all participants in 2016, an achievement level of 85% corresponded to a payout level of 50% of target, an achievement level of 100% corresponded to a payout level of 100% of target, and an achievement level of 120% corresponded to a payout level of 200% of target. For 2016 and 2017, at 100% achievement of performance targets, David Lopez was eligible to earn a bonus equal to 100% of his base salary. During 2016 and 2017, at 100% achievement of performance targets, Sigmund Lee was eligible to earn a bonus equal to 50% of his base salary. For 2016 and 2017, at 100% achievement of performance targets, Kimo Akiona was eligible to earn a bonus equal to 50% of his base salary.

The applicable adjusted EBITDA target for 2017 is $101,542,000. The applicable adjusted EBITDA target for 2016 was $95,958,000, and attainment for such year was 103% of target ($98,872,000), which corresponded to a payout level of 106%. Adjusted EBITDA for purposes of bonus performance targets is defined as earnings before interest, taxes, depreciation and amortization including adjustments for non- recurring items, foreign exchange rates, synergies and excluding bonus expenses.

The annual incentive cash bonus payouts for fiscal year 2017 are not calculable at this time. The board of directors (or, following this offering, our Compensation Committee) is expected to determine such awards on or before March 31, 2018, and we will file a Current Report on Form 8-K with this information when those amounts are determined.

(5)	Amounts represent the Company’s matching contributions under our 401(k) Plan and various fringe benefits.

Employment Agreements with Named Executive Officers

David Lopez

On April 28, 2014, the Company entered into an employment agreement with David Lopez to serve as President and Chief Executive Officer of AGS LLC, a subsidiary of the Company, effective as of February 3, 2014. The agreement extends for an initial term of three years, until the third anniversary of February 3, 2014, and shall thereafter be automatically extended for successive one-year periods, unless either party provides written notice of non-renewal at least 90 days prior to the expiration of the initial term or any extended term. The agreement was automatically extended on February 3, 2017, for one year. Pursuant to the employment agreement, Mr. Lopez’s annual base salary shall be no less than $500,000 and Mr. Lopez shall be eligible to receive an annual performance-based bonus, with an annual target bonus opportunity of $500,000.

Sigmund Lee

On July 1, 2015, we entered into an employment agreement with Sigmund Lee to serve as Chief Technology Officer of AGS LLC, a subsidiary of the Company, effective as of July 1, 2015. On January 14, 2016, we entered into the First Amendment to the Employment Agreement with Sigmund Lee (as amended, the “Amended Lee Employment Agreement”). The agreement with the Company is “at-will,” meaning that either Mr. Lee or the Company may terminate the employment relationship at any time and for any reason, either with or without cause. Pursuant to the Amended Lee Employment Agreement, Mr. Lee’s annual base salary shall be $500,000 and he shall be eligible to receive an annual performance-based bonus, with an annual target bonus opportunity equal to $250,000 based on company performance criteria as applied to other executives of the Company, and an additional Annual Incentive Program bonus equal to $250,000. Mr. Lee also received a one-time signing bonus of $500,000 in connection with entering into the Amended Lee Employment Agreement in 2016, the net after-tax amount of which is subject to repayment if Mr. Lee voluntarily resigns prior to January 14, 2019 (provided, that the signing bonus shall become non-repayable upon the occurrence of a Change of Control (as defined in the Company’s First Lien Credit Agreement, dated as of December 20, 2013 (except that an initial public offering shall not constitute a Change of Control)), or if David Lopez is replaced as the CEO of the Company without Mr. Lee’s consent, or upon a significant diminishment in Mr. Lee’s authority or duties).

Kimo Akiona

On February 23, 2015, we entered into an employment agreement with Kimo Akiona to serve as Chief Financial Officer of AGS LLC, a subsidiary of the Company, effective as of February 23, 2015. The agreement with the Company is “at-will,” meaning that either Mr. Akiona or the Company may terminate the employment relationship at any time and for any reason, either with or without cause. Pursuant to the employment agreement, Mr. Akiona’s annual base salary shall be $275,000 and he shall be eligible to receive an annual performance-based bonus, with an annual target bonus opportunity equal to 50% of his base salary. Actual annual bonus amounts payable shall be determined by the Company based on the attainment of financial results and earnings targets.

Outstanding equity awards as of the year ended December 31, 2017:

The following table sets forth our outstanding equity awards after giving effect to the Reclassification:

	Options									Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise or Base Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
David Lopez(1)(2)	[	****]	[	****]	[	****]	[	****]	4/28/2024	[	****](6)	[	****](7)
	[	****]	[	****]	[	****]	[	****]	4/28/2024	—		—

Sigmund Lee(3)(4)	[	****]	[	****]	[	****]	[	****]	7/17/2025	—		—
	[	****]	[	****]	[	****]	[	****]	1/18/2026	—		—

Kimo Akiona(5)	[	****]	[	****]	[	****]	[	****]	3/11/2025	—		—

(1)	Represents options granted on April 28, 2014 to purchase common shares granted pursuant to the Company’s form option award agreement. One third of the options are eligible to vest in equal installments of 20% on each of the first five anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any such time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest. The remaining two-thirds of the options are eligible to vest 50% based on achievement of an Investor IRR equal to or in excess of 20%, subject to a minimum cash-on-cash return of 2.5 times the Investor Investment (as such terms are defined in the Company’s 2014 Long-Term Incentive Plan) and 50% based on achievement of an Investor IRR equal to or in excess of 25%, subject to a minimum cash-on-cash return of 3.0 times the Investor Investment. In the event of a termination of employment without cause or as a result of death or disability, any such performance based options which are outstanding and unvested will remain eligible to vest subject to achievement of such performance targets (without regard to the continued service requirement) until the first anniversary of the date of such termination.

(2)	Represents options granted on April 28, 2014 to purchase common shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options vested in full upon the date of grant.
(3)	Represents options granted on July 17, 2015 to purchase common shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options is time-based only, and is eligible to vest in equal installments of 25% on each of the first four anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest.
(4)	Represents options granted on January 18, 2016 to purchase common shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options is time-based only, and is eligible to vest in equal installments of 25% on each of the first four anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest.
(5)	Represents options granted on March 11, 2015 to purchase common shares granted pursuant to the Company’s form option award agreement. One third of the options are eligible to vest in equal installments of 20% on each of the first five anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any such time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest. The remaining two-thirds of the options are eligible to vest 50% based on achievement of an Investor IRR equal to or in excess of 20%, subject to a minimum cash-on-cash return of 2.5 times the Investor Investment (as such terms are defined in the Company’s 2014 Long-Term Incentive Plan) and 50% based on achievement of an Investor IRR equal to or in excess of 25%, subject to a minimum cash-on-cash return of 3.0 times the Investor Investment. In the event of a termination of employment without cause or as a result of death or disability, any such performance based options which are outstanding and unvested will remain eligible to vest subject to achievement of such performance targets (without regard to the continued service requirement) until the first anniversary of the date of such termination.
(6)	Represents restricted common shares granted on April 28, 2014, which are eligible to vest in equal installments of 20% on each of the first five anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or for good reason, any shares which would have vested on the next applicable vesting date shall become vested, and the remaining unvested shares shall be forfeited.
(7)	For purposes of this table, the shares of common stock of the Company were valued using an initial public offering price of [****] per share of common stock of the Company which is the midpoint of the price range set forth on the cover page of this prospectus.

Pension Benefits

We do not maintain any defined benefit pension plan for the benefit of our named executive officers.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plan for the benefit of our named executive officers.

Payments Upon Termination and Change of Control

Pursuant to each named executive officer’s employment agreement, upon the termination of his or her employment by the Company without “Cause,” (or, for Mr. Lopez, upon his resignation with “Good Reason”) the Company would provide base salary continuation (24 months base salary for Mr. Lopez, 12 months base salary for Mr. Lee, and 9 months base salary for Mr. Akiona). Mr. Lopez would also be eligible to receive continued health benefits at no greater cost than would apply if he were an active employee, for 18 months post termination, or if earlier, until he commences employment with a subsequent employer. All severance payments are subject to the execution of a release of claims. Messrs. Lopez and Akiona are subject to post termination non-solicitation and non-competition covenants for twenty-four months and nine months, respectively, following termination of employment. Mr. Lee is subject to post termination non-solicitation and non-competition covenants for 12 months if termination of employment occurs on or prior to January 1, 2019 and 6 months if termination of employment occurs after January 1, 2019; provided, that upon the occurrence of a Change of Control (as defined in the Company’s First Lien Credit Agreement, dated as of December 20, 2013 (except that an initial public offering shall not constitute a Change of Control)), or if David Lopez is replaced as the CEO of the Company without Mr. Lee’s consent, or upon a significant diminishment in Mr. Lee’s authority or duties, the noncompetition covenant shall be canceled and without further force or effect.

“Cause” in the employment agreements generally includes (i) for Messrs. Akiona and Lee, failure to correct underperformance after written notification from the Chief Executive Officer or the board, (ii) illegal fraudulent conduct, (iii) conviction of a felony, (iv) a determination that such named executive officer’s involvement with the Company would have a negative impact on our ability to receive or retain any licenses, (v) willful or material misrepresentation to the Company, Chief Executive Officer or board relating to the business, assets or operation of the Company, or (vi) refusal to take any action as reasonably directed by the board or any individual acting on behalf or at the direction of the board, or (vii) for Mr. Lopez, material breach of any agreement with the Company and its affiliates (and failure to cure).

For Mr. Lopez only, “Good Reason” in his employment agreement means his voluntary resignation after any of the following actions are taken by the Company or any of its subsidiaries without his consent: (i) removal from the office of President and Chief Executive Officer of the Company or a change in reporting lines such that Mr. Lopez no longer reports to the board, (ii) a requirement that Mr. Lopez be based anywhere other than within 35 miles of Las Vegas, Nevada, or (iii) a notice from the Company to Mr. Lopez of non-extension of the employment term; provided, however, that a termination will not be for “Good Reason” unless Mr. Lopez shall have provided written notice to the Company of the existence of one of the above conditions within 30 days following the initial existence of such condition, specifying in reasonable detail such condition, the Company shall have had 30 days following receipt of such written notice to remedy the condition, the Company shall have failed to remedy the condition during the applicable cure period, Mr. Lopez shall have thereafter and prior to the date of termination provided a notice of termination to the Company, and Mr. Lopez’s date of termination shall have occurred within 30 days following expiration of the cure period.

For the treatment of equity upon termination of employment, please see the section “—Outstanding equity awards as of the year ended December 31, 2017”. In addition, common shares and options to purchase common shares that are held by named executive officers are subject to repurchase rights, which enable the Company to recover the common shares without transferring any appreciation of the fair value of the stock upon certain terminations prior to a “Qualified Public Offering”. If employment is terminated by the Company prior to the consummation of a Qualified Public Offering for “Cause”, as defined in the Securityholders Agreement, or is terminated by such named executive officer without “Good Reason”, as defined in the Securityholders

Agreement, then the Company shall have the right to repurchase all or any portion of the common shares held by such named executive officer for the lesser of original cost and fair market value. Upon any termination of employment other than as described in the immediately preceding sentence, the Company shall have the right to repurchase all or any portion of the common shares held by such named executive officer for fair market value.

The following table sets forth the payments each of our named executive officers would have received if their employment had been terminated by us without cause, or, for David Lopez, by him for good reason, on December 31, 2017, both with and without the occurrence of a change in control as of such time. For purposes of this table, the shares of common stock of the Company were valued using an initial public offering price of [****] per share of common stock of the Company, which is the midpoint of the price range set forth on the cover page of this prospectus.

		Amounts Payable
Name	Benefit	Termination Without Cause (or, for Mr. Lopez, With Good Reason); No Change in Control ($)		Termination Without Cause (or, for Mr. Lopez, With Good Reason); Upon Change in Control ($)
David Lopez,	Cash Severance(1)	[****]		[****]
President, Chief Executive Officer and Secretary	Continued Benefits(2)	[****]		[****]
	Equity Acceleration	[****]	(5)	[****]	(8)

Sigmund Lee,	Cash Severance(3)	[****]		[****]
Chief Technology Officer	Equity Acceleration	[****]	(6)	[****]	(9)

Kimo Akiona,	Cash Severance(4)	[****]		[****]
Chief Financial Officer and Treasurer	Equity Acceleration	[****]	(7)	[****]	(10)

(1)	Represents base salary continuation for 24 months.
(2)	Represents continued health benefits (at no greater cost than would apply if Mr. Lopez were an active employee) for 18 months post termination, or if earlier, until he commences employment with a subsequent employer. Calculated using projected 2018 health benefits cost.
(3)	Represents base salary continuation for 12 months.
(4)	Represents base salary continuation for 9 months.
(5)	Represents the value of Mr. Lopez’ time based stock options and restricted shares which would have vested on the next applicable vesting date.
(6)	Represents the value of Mr. Lee’s time based stock options, each of which would have vested on its next applicable vesting date.
(7)	Represents the value of Mr. Akiona’s time based stock options, each of which would have vested on its next applicable vesting date.
(8)	Represents the value of all of Mr. Lopez’ unvested time based stock options and restricted shares. No performance based stock options would accelerate.
(9)	Represents the value of all of Mr. Lee’s unvested time based stock options. No performance based stock options would accelerate.
(10)	Represents the value of all of Mr. Akiona’s unvested time based stock options. No performance based stock options would accelerate.

Director Compensation

On May 22, 2017, Daniel Cohen and David Lopez were appointed to our board of directors, joining David Sambur. None of our directors received any compensation from the Company for his services on the board.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Following the Reclassification, all shares held by Holdings, which represent [****] of our outstanding common stock after giving effect to this offering (or [****] of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full), will be subject to an irrevocable proxy that gives VoteCo sole voting and sole dispositive power with respect to such shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is c/o 5475 S. Decatur Blvd., Ste #100, Las Vegas, NV 89118.

	Shares Beneficially Owned Before the Offering(1)		Shares Beneficially Owned After the Offering assuming underwriters’ option is not exercised		Shares Beneficially Owned After the Offering assuming underwriters’ option is exercised
	Number	Percent	Number	Percent	Number	Percent
5% Stockholders
Apollo Gaming Holdings, L.P(2)	[****]	[****]	[****]	[****]	[****]	[****]
AP Gaming VoteCo, LLC(3)
Named Executive Officers and Directors
David Lopez(4)	[****]	[****]	[****]	[****]	[****]	[****]
Kimo Akiona(5)	[****]	[****]	[****]	[****]	[****]	[****]
David Sambur	[****]	[****]	[****]	[****]	[****]	[****]
Victor Gallo(6)	[****]	[****]	[****]	[****]	[****]	[****]
Sigmund Lee(7)	[****]	[****]	[****]	[****]	[****]	[****]
Daniel Cohen	[****]	[****]	[****]	[****]	[****]	[****]
Eric Press	[****]	[****]	[****]	[****]	[****]	[****]
Adam Chibib	[****]	[****]	[****]	[****]	[****]	[****]
Yvette Landau	[****]	[****]	[****]	[****]	[****]	[****]
All current directors and executive officers as a group (9 persons)	[****]	[****]	[****]	[****]	[****]	[****]

*	Represents beneficial ownership of less than one percent of shares outstanding.
(1)	Percentage of shares beneficially owned before this offering is based on [****] shares of common stock outstanding as of January , 2018, including stock options and restricted shares that will vest within 60 days of this offering. Percentage of shares beneficially owned following this offering is based on [****] shares of common stock outstanding, including stock options and restricted shares that will vest within 60 days of this offering (or [****] shares of common stock outstanding if the underwriters exercise their option to purchase additional shares in full), which assumes no options are exercised by any holder in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.
(2)	Holdings holds of record over 99% of our issued and outstanding common stock. Apollo Gaming Holdings GP, LLC (“APG Holdco GP”) is the general partner of Holdings. Apollo Management VIII, L.P.

(“Management VIII”) is the sole manager of APG Holdco GP. The general partner of Management VIII is AIF VIII Management, LLC (“AIF VIII LLC”). Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VIII LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of shares of our common stock that are held by Holdings. The principal address of Holdings is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, NY, 10019. The principal address of Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.
(3)	All shares held by Holdings, which represent [****] of our outstanding common stock after giving effect to this offering (or [****] of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full), will be subject to an irrevocable proxy that gives VoteCo sole voting and sole dispositive power with respect to such shares. The members of VoteCo are Marc Rowan and David Sambur, each of whom is affiliated with Apollo. Messrs. Rowan and Sambur respectively hold 51% and 49% of the limited liability company interests of VoteCo. Each of Messrs. Rowan and Sambur may be deemed to be a beneficial owner of these interests due to his status as an employee of or consultant to Apollo, and each such person disclaims beneficial ownership of any such interests in which he does not have a pecuniary interest. Following the consummation of this offering, we expect that the members of VoteCo will change to David Sambur, Eric Press and Daniel Cohen, each of whom is affiliated with Apollo. We also expect that each such member will hold 33.3% of the limited liability company interests of VoteCo. The principal address of VoteCo is 5475 S. Decatur Blvd, Las Vegas, NV 89118.
(4)	Number of shares beneficially owned includes [****] shares of common stock issuable upon the exercise of options within 60 days and [****] issuable upon the exercise of restricted stock awards within 60 days.
(5)	Number of shares beneficially owned includes [****] shares of common stock issuable upon the exercise of options within 60 days.
(6)	Number of shares beneficially owned includes [****] shares of common stock issuable upon the exercise of options within 60 days.
(7)	Number of shares beneficially owned includes [****] shares of common stock issuable upon the exercise of options within 60 days.

PLAYAGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(amounts in thousands, except per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
Revenues
Gaming operations	$38,877	$42,849	$117,093	$125,040
Equipment sales	2,331	13,591	6,968	29,254

Total revenues	41,208	56,440	124,061	154,294

Operating expenses
Cost of gaming operations[1]	6,711	7,344	19,627	21,794
Cost of equipment sales[1]	698	6,330	4,244	14,326
Selling, general and administrative	12,970	9,742	36,654	30,368
Research and development	6,675	6,467	16,517	17,912
Write downs and other charges	1,852	490	2,153	2,655
Depreciation and amortization	19,419	16,931	60,527	53,598

Total operating expenses	48,325	47,304	139,722	140,653

Income (loss) from operations	(7,117)	9,136	(15,661)	13,641
Other (income) expense
Interest expense	14,903	12,666	44,151	42,380
Interest income	(12)	(25)	(51)	(80)
Loss on extinguishment and modification of debt	—	—	—	8,129
Other (income) expense	392	(467)	6,314	(4,805)

Loss before income taxes	(22,400)	(3,038)	(66,075)	(31,983)
Income tax (expense) benefit	1,165	(1,052)	4,935	(4,603)

Net loss	(21,235)	(4,090)	(61,140)	(36,586)
Foreign currency translation adjustment	(208)	(498)	(2,137)	707

Total comprehensive loss	$(21,443)	$(4,588)	$(63,277)	$(35,879)

Basic and diluted loss per common share:
Basic	$(1.42)	$(0.27)	$(4.09)	$(2.45)
Diluted	$(1.42)	$(0.27)	$(4.09)	$(2.45)
Weighted average common shares outstanding:
Basic	14,932	14,932	14,932	14,932
Diluted	14,932	14,932	14,932	14,932
Pro Forma Basic and diluted loss per common share (Unaudited-Note1):
Basic	[****]	[****]	[****]	[****]
Diluted	[****]	[****]	[****]	[****]
Pro Forma weighted average common shares outstanding (Unaudited-Note1):
Basic	[****]	[****]	[****]	[****]
Diluted	[****]	[****]	[****]	[****]

(1)	exclusive of depreciation and amortization

The accompanying notes are an integral part of these condensed consolidated financial statements.

PLAYAGS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 intends to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of our operating leases, where we are the lessee, to be recognized on our Consolidated Balance Sheets. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years with earlier adoption permitted. The Company is currently evaluating the provisions of the amendment and the impact on its future consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). ASU 2016-15 intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the provisions of ASU 2016-15 to have a material effect on our financial condition, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The new guidance clarifies the definition of a business in order to allow for the evaluation of whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of adopting this guidance.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new amendments, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. We adopted this guidance prospectively at the beginning of first quarter 2017, which will simplify our future goodwill impairment testing.

We do not expect that any other recently issued accounting guidance will have a significant effect on our financial statements.

Pro forma loss per share (Unaudited)

The pro forma effect of (i) the reclassification of the Company’s non-voting common stock into a new class of voting common stock, (ii) the cancellation of the Company’s class of non-economic voting common stock that was held by AP Gaming VoteCo, LLC, and (iii) the effect a [****] for 1 split of the Company’s new voting common stock have been reflected in the accompanying pro forma information as of and for the periods ended September 30, 2016 and September 30, 2017.

NOTE 2. ACQUISITIONS

Intellectual Property Acquisitions

During the quarter ended September 30, 2017, the Company acquired certain intangible assets related to the purchase of table games and table game related intellectual property. The acquisition was accounted for as an

PLAYAGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(amounts in thousands, except per share data)

	Year ended December 31,
	2014	2015	2016
Revenues
Gaming operations	$68,981	$117,013	$154,857
Equipment sales	3,159	6,279	11,949

Total revenues	72,140	123,292	166,806

Operating expenses
Cost of gaming operations(1)	14,169	23,291	26,736
Cost of equipment sales(1)	1,607	1,548	6,237
Selling, general and administrative	19,456	40,088	46,108
Research and development	4,856	14,376	21,346
Write downs and other charges	7,068	11,766	3,262
Depreciation and amortization	33,405	61,662	80,181

Total operating expenses	80,561	152,731	183,870

Loss from operations	(8,421)	(29,439)	(17,064)
Other expense (income)
Interest expense	17,235	41,642	59,963
Interest income	(42)	(82)	(57)
Other expense (income)	573	3,635	7,404

Loss before income taxes	(26,187)	(74,634)	(84,374)
Income tax (expense) benefit	(2,189)	36,089	3,000

Net loss	(28,376)	(38,545)	(81,374)
Foreign currency translation adjustment	289	(2,099)	(2,735)

Total comprehensive loss	$(28,087)	$(40,644)	$(84,109)

Basic and diluted loss per common share:
Basic	$(2.84)	$(2.98)	$(5.45)
Diluted	$(2.84)	$(2.98)	$(5.45)
Weighted average common shares outstanding:
Basic	10,000	12,918	14,932
Diluted	10,000	12,918	14,932
Pro Forma Basic and diluted loss per common share (Unaudited—Note 1):
Basic	[****]	[****]	[****]
Diluted	[****]	[****]	[****]
Pro Forma weighted average common shares outstanding (Unaudited—Note 1):
Basic	[****]	[****]	[****]
Diluted	[****]	[****]	[****]

(1)	Exclusive of depreciation and amortization

The accompanying notes are an integral part of these consolidated financial statements.

PLAYAGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

measured at the lower of cost and net realizable value, while the concept of market value will be eliminated. The ASU defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will be effective for the Company beginning on January 1, 2017. The Company does not expect the provisions of the ASU to have a material effect on our financial condition, results of operations or cash flows.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 eliminates the requirement to retrospectively apply adjustments made to provisional amounts recognized in a business combination. It requires that an acquirer recognize and disclose adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, which should be calculated as if the accounting had been completed at the acquisition date. The Company adopted the guidance on January 1, 2016. The amendments in this ASU was applied prospectively to adjustments to provisional amounts that occur after the effective date of this ASU with earlier application permitted for financial statements that have not been issued. This guidance did not have a material effect on our financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 intends to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of our operating leases, where we are the lessee, to be recognized on our Consolidated Balance Sheets. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years with earlier adoption permitted. The Company is currently evaluating the provisions of the amendment and the impact on its future consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). ASU 2016-15 intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the provisions of ASU 2016-15 to have a material effect on our financial condition, results of operations or cash flows.

Pro forma loss per share (Unaudited)

The pro forma effect of (i) the reclassification of the Company’s non-voting common stock into a new class of voting common stock, (ii) the cancellation of the Company’s class of non-economic voting common stock that was held by AP Gaming VoteCo, LLC, and (iii) the effect a [****] for 1 split of the Company’s new voting common stock have been reflected in the accompanying pro forma information as of and for the periods ended December 31, 2014, 2015 and 2016.

NOTE 2. ACQUISITIONS

2014 Acquisitions

On May 6, 2014, the Company purchased 100% of the equity of C2 Gaming, LLC (“C2 Gaming”) for $23.3 million in cash, subject to terms outlined in the equity purchase agreement (the “C2 Acquisition Agreement”). C2 Gaming is an innovative manufacturer and developer of EGMs based in Las Vegas, Nevada. The purchase was expected to provide for the distribution of C2 Gaming’s platform and content to an increased number of markets in the United States. The acquisition was funded by an initial cash payment and an agreement to pay the sellers

F-41